710-B Waynick Boulevard
Wrightsville Beach, NC 28480
December 13, 2017

VIA EDGAR

Mr. Tom Jones

Securities and Exchange Commission

Mail Stop 4720

100 F. Street, N.E. Washington, DC 20549

RE:	Koolbridge Solar, Inc.
Registration Statement on Form S-1
File No. 333-211004
Application for Withdrawal of Registration Statement

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Koolbridge Solar, Inc. (the “Company”) hereby makes application to withdraw it Registration Statement on Form S-1, File Number 0001613899 (the Form S-1 Registration Statement”), relating to the offering of the Company’s securities.

The Form S-1 Registration Statement was filed in connection with a proposed initial direct public offering of the Company’s Units, each consisting of one share of common stock, par value $0.0001 per share. The Company and the underwriters have determined that at this time they will not proceed with the registration and sale of the Units as contemplated in the Form S-1 Registration Statement. The Company has not offered or sold any units under the Form S-1 Registration Statement.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-1 Registration Statement as soon as possible.

Should you have any questions regarding this matter, please call Phil Johnston at 336 887 4640.

Sincerely,

Koolbridge Solar, Inc.

By:	/s/ J. Phillips L. Johnston
Title: Secretary & Chief Legal Officer